Exhibit 4
December 15, 2006
The Board of Directors
c/o Mr. Michael T. Dan
Chairman, Chief Executive Officer and President
The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226-8100
Dear Members of the Board,
     MMI Investments, L.P. is the owner of 4,008,000 shares of The Brink’s Company (“BCO”) or approximately 8.3% of the outstanding stock. We believe BCO’s brands, financial performance, market positions and management are among the best in its industry. We therefore remain extremely frustrated with its continued undervaluation relative to its operating success, its peers’ trading multiples and the value it might achieve from pursuing one of several potential strategic alternatives.
     Another large stockholder has raised the question of BCO pursuing a strategic alternatives review and indicated that it intends to submit a stockholder proposal to that effect at BCO’s 2007 annual meeting of stockholders. As we understand the proposal described in their Schedule 13D amendment, we are in support of it. The reasons for our support are reflected in our presentation transmitted for filing with the SEC today, a copy of which is enclosed herein, which indicates that BCO has many attractive, value-enhancing strategic options including an LBO, sale to a strategic acquiror, tax-free split-up of the company, leveraged recapitalization or another significant stock repurchase. Details underlying these analyses are included in the presentation materials, but in summary we believe that BCO’s potential value from following one of these strategic alternatives is likely to be $70 or more per share. Moreover, we believe that because BCO has multiple options, more than one could be explored simultaneously which we believe makes the likelihood of success much greater.
     For the reasons described in the accompanying presentation materials, we believe that, as with the BAX sale process last year, BCO’s stockholders’ interests could best be served by a formal review of strategic alternatives by a qualified investment banker, whose mandate would include an active canvassing of potential buyers and the debt and equity markets. As discussed therein, BCO’s valuation and operations are complex subjects which require explanation and study to appreciate fully. We believe that several factors obscure the value that potentially could be achieved by pursuing strategic alternatives, such as the expected significant increase in 2007 (and beyond) EBITDA, the future transference of the cash burden of the legacy liabilities from the company’s operations to the VEBA assets (which we believe will shortly be overfunded if not utilized soon) and the aggressive growth of BHS which hinders cash flow generation. We believe that an active canvassing of the market is essential in order that interested parties properly appreciate these factors in estimating BCO’s true value.
     Further, we believe that given the current strength of the mergers and acquisitions market (as evidenced yesterday in the robust price paid for HSM Electronic), as well as the equity and credit markets, that BCO would be well advised to pursue its alternatives in the beginning of 2007. A costly and time-consuming proxy contest with such stockholder during the first half of 2007 unnecessarily risks missing this window of opportunity.

     As we note in our presentation, if management and the Board have a compelling argument in opposition to the analysis herein, we would welcome such a dialogue, as well as the opportunity to discuss this matter with the Board if they so desire. Please let us know.
Sincerely,

/S/CLAY LIFFLANDER

Clay Lifflander

Enclosure
cc:	Robert Ritter, Chief Financial Officer